SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NAUTILUS MARINE ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Common Stock, $0.0001
 (Title of Class of Securities)

Y655E101
(CUSIP Number of Class of Securities)

Prokopios (Akis) Tsirigakis
c/o Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, New York 10017
Tel: (212) 370-1300
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Barry I. Grossman, Esq.
Lawrence A. Rosenbloom, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
            (212) 370-1300
(212) 370-7889 (fax)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$41,786,730	$4,788.76

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 4,137,300 common stock of Nautilus Marine Acquisition Corp., par value $0.0001, at the tender offer price of $10.10 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,789	Filing Party: Nautilus Marine Acquisition Corp.
Form or Registration No.: Schedule TO-I	Date Filed: December 7, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

Nautilus Marine Acquisition Corp., a Marshall Islands corporation (“Nautilus” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on December 7, 2012 (the “Schedule TO”).  The Schedule TO, as further amended by this Amendment No. 1, relates to the Company’s offer to purchase for cash up to 4,137,300 shares of its common stock, par value $0.0001 (“Common Shares”), at a price of $10.10 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $41,786,730. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated December 7,  2012 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO and the Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the offer (the “Offer”)).  The Offer expires at 11:59 p.m., New York City time, on Monday, January 7, 2013, unless the Offer is extended.

This Amendment No. 1 to Schedule TO should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.  Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment No. 1 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented and unaffected items and exhibits are not included herein.

Item 1. Summary Term Sheet.

     Item 1 is hereby amended and supplemented as follows:

1. The first sentence of the second paragraph in the answer to the Question “What if more than 4,137,300 Common Shares are validly tendered in this Offer?” on page 2 is hereby replaced with the following sentence:  “Although we have 6,000,000 Common Shares issued and outstanding, no more than 4,257,300 Common Shares may be validly tendered pursuant to this Offer, assuming existing agreements with holders of 1,742,700 Common Shares to lock up and not tender such shares are not breached.”

2. The following are added as the third, fourth and fifth sentences of the answer to the question “What is our business objective” on page 9, and as the second paragraph of the answer to the question “Has Nautilus or its board of directors adopted a position of the Offer” on page 11:  “For each Common Share not tendered in this Offer, an amount equal to $10.10 will remain in the Trust Account following our payment of the aggregate Purchase Price, and the sum total of such remaining amounts in the Trust Account will be released to Nautilus upon the consummation of the Acquisition.  Therefore, your decision not to tender your Common Shares in this Offer will provide Nautilus with additional cash, upon the consummation of the Acquisition, for general working capital or other purposes, and provide Nautilus with additional liquidity to operate its business.  Accordingly, if you support our Acquisition of Assetplus, our board of directors recommends that you do not tender your Common Shares in this Offer.”

3. The following amends and restates the entire answer to the question “Will the Common Shares be listed on a stock exchange following the Acquisition?” on the bottom of page 13:  “Our Common Shares are currently listed on Nasdaq.  Although there can be no assurance concerning our ability to meet Nasdaq’s continued qualification standards in the future, we commenced this Offer pursuant to our Articles of Incorporation to provide our shareholders with an opportunity to redeem their Common Shares in connection with our initial business transaction, and not for the purpose of causing our Common Shares to be delisted from Nasdaq.  In fact, Nautilus intends for its securities to continue to be listed on Nasdaq subsequent to the consummation of the Acquisition.  See “Risk Factors — Risks Related to the Offer” and “— Risks Related to Nautilus”.”

Item 4.  Terms of the Transaction

(a)	Material Terms

Item 4(a) is hereby amended and supplemented as follows:

1.  The first sentence of the sixth paragraph under the heading “Withdrawal Rights” on page 77 is replaced with the following sentence: “All questions as to the form and validity, including the time of receipt, of notices of withdrawal, will be determined by us, in our sole discretion, and our determination will be final and binding on all parties, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.”

2. The first sentence of the first paragraph under the heading “Conditions of the Offer” on page 79 is amended and restated by the following two sentences:  “All of the conditions to the Offer within the control of Nautilus, including the Acquisition Condition, must be satisfied or waived prior to the Expiration Date (as it may be extended).  Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) our rights to extend and/or amend the Offer, we will not be required to accept Common Shares tendered and we may terminate or amend the Offer, or postpone our acceptance of the Common Shares that you elect to tender, subject to the rules under the Exchange Act, including Rule 13e-4(f)(5) and Rule 14e-1(c), at any time on or after the commencement of the Offer and before or on the Expiration Date if any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any case, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer:”

3. The first sentence of the fifth paragraph following the heading “Conditions of the Offer” on page 79 is deleted and replaced with the following:  “The foregoing addresses only conditions under which we are not obligated to complete the Offer.  The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (other than any action or omission to act by us) giving rise to any condition, and may be waived by us, in whole or in part, at any time during the period beginning on or after the commencement of the Offer and ending before or on the Expiration Date, in our reasonable discretion.”

Item 11. Additional Information.

(b)	Other Material Information
Item 11(b) is hereby amended and supplemented as follows:

1. Beginning on the cover page and continuing throughout the Offer to Purchase in each place where there is language to the effect that “… in accordance with the rules of the Securities and Exchange Commission, in the event that more than 4,137,300 Common Shares are validly tendered and not properly withdrawn, we may exercise our right to amend the Offer to accept for payment an additional amount of shares not to exceed 2% of our issued and outstanding Common Shares without extending the Expiration Date (such amendment, the “2% Amendment”)”, all such references are revised to eliminate any reference that Nautilus is required to amend the Offer to make such additional purchases, and replaced with language to the following effect:  “… in accordance with the rules of the Securities and Exchange Commission, in the event that more than 4,137,300 Common Shares are validly tendered and not properly withdrawn, we may, and we expressly reserve our right to, accept for payment an additional amount of shares not to exceed 2% of our issued and outstanding Common Shares without amending the Offer or extending the Expiration Date (such amount, the “2% Increase”)”.  Accordingly, all references to a “2% Amendment” are hereby replaced with references to a “2% Increase”.

2. The first sentence of the first paragraph under the heading “Tender Offer” on page 59 is replaced with the following sentence:  “The Share Purchase Agreement obligates Nautilus to (subject to market conditions) consummate prior to the Closing a tender offer pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act”.

Item 12.  Exhibits

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(C)	Revised Presentation Materials as of December 20, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAUTILUS MARINE ACQUISITION CORP.

By:	/s/ Prokopios (Akis) Tsirigakis
Prokopios (Akis) Tsirigakis
President

Date:  December 20, 2012.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated December 7, 2012.
(a)(1)(B)*	Letter of Transmittal To Tender Common Shares.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)*	Press Release dated December 7, 2012.
(a)(5)(B)*	Investor Presentation dated December 7, 2012.
(a)(5)(C)	Revised Presentation Materials as of December 20, 2012.
(d)(1)*
Underwriting Agreement, dated July 14, 2011, by and between Nautilus Marine Acquisition Corp. and Maxim Group, LLC, as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(2)*
Warrant Agreement dated July 20, 2011, by and between American Stock Transfer & Trust Company and Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(3)*
Investment Management Trust Agreement dated July 14, 2011, by and between American Stock Transfer & Trust Company and Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(4)*
Registration Rights Agreement dated July 14, 2011, by and between Nautilus Marine Acquisition Corp., Orca Marine Corp., Astra Maritime Inc., Fjord Management SA, Nicolas Bornozis, Alexandros Argyros, and Styllanos Anastopoulosand (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(5)*
Letter Agreement dated July 14, 2011, by and between Nautilus Marine Acquisition Corp. and Orca Marine Corp., Astra Maritime Inc., Fjord Management SA, Nicolas Bornozis, Alexandros Argyros, and Styllanos Anastopoulosand (incorporated by reference to Exhibit 10.3 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(6)*
Amendment No. 2 to the Warrant Subscription Agreement dated July 14, 2011 by and between Nautilus Marine Acquisition Corp. and Orca Marine Corp., Astra Maritime Inc., Fjord Management SA, Nicolas Bornozis, Alexandros Argyros, and Styllanos Anastopoulosand (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(7)*
Administrative Services Agreement dated June 1, 2011 by and between the Nautilus Marine Acquisition Corp. and Fjord Nepa (Greece) (incorporated by reference to Exhibit 4.9 to the Form 20-F filed by Nautilus Marine Acquisition Corp. on February 16, 2012).

(d)(8)*
Second Amended and Restated Articles of Incorporation of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(9)*	Certificate of Correction of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 1.2 to the Form 20-F filed by Nautilus Marine Acquisition Corp. on February 16, 2012).
(d)(10)*
Share Purchase Agreement, by and among Nautilus Marine Acquisition Corp., Assetplus Limited, Vega Resources Group AS, and Oil & Gas Ships Investors Limited, dated December 5, 2012 (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(11)*
Form of Lock-up with Put Agreement, entered into by and between Nautilus Marine Acquisition Corp. and certain investors, dated on November 12, 2012 (incorporated by reference to Exhibit 4.4 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(12)*	Form of Amendment to Bylaws (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).
(d)(13)*	First Equity Incentive Plan (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).
(d)(14)*
Standby Facility, dated December 5, 2012, established by Astra Maritime Inc. and Orca Marine Corp. in favor of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 4.5 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(15)*
Irrevocable Standby Facility, dated December 5, 2012, established by Astra Maritime Inc. and Orca Marine Corp. in favor of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 4.6 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(16)*
Amended and Restated Promissory Note dated December 5, 2012, issued to Prokopios (Akis) Tsirigakis in the amount of $60,000 (incorporated by reference to Exhibit 4.7 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(17)*
Amended and Restated Promissory Note dated December 5, 2012, issued to George Syllantavos in the amount of $60,000 (incorporated by reference to Exhibit 4.8 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(18)*
Promissory Note dated December 5, 2012, issued to George Syllantavos in the amount of $70,000 (incorporated by reference to Exhibit 4.9 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(19)*
Promissory Note dated December 5, 2012, issued to Prokopios (Akis) Tsirigakis in the amount of $70,000 (incorporated by reference to Exhibit 4.10 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(20)*
Exclusive Option Agreement, dated November 7, 2012, by and between Nautilus Marine Acquisition Corp. and Vega Resource Group AS (incorporated by reference to Exhibit 4.3 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(g)	Not applicable.
(h)	Not applicable.

* Previously filed.